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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com +1 617 728 7127 Direct

+1 617 275 8364 Fax

April 8, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the "Registrant")
Post-Effective Amendment No. 5
(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided by Ms. Karen Rossotto of the Division of Investment Management with respect to Post-Effective Amendment ("PEA") No. 5 to the Registrant's registration statement on Form N-1A. PEA No. 5 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor Dividend Growth Leaders ETF (the "Fund").

Set forth below are the Staff's verbal comments together with the Registrant's responses. Terms used but not defined herein have the same meaning as in PEA No. 5.

COMMENT 1: (Prospectus—Fund Summary—Investment Objective)

Please confirm that the Fund's investment objective to seek long-term growth of capital is consistent with the Fund's dividend-focused investment strategy.

Response:The Registrant confirms that the Fund's principal investment objective is consistent with its principal investment strategy. As reflected in the Fund's principal investment strategy, while the Fund invests principally in common and preferred stocks of large capitalization companies with a history of paying dividends, dividend growth is only one factor among others considered by the Subadviser in evaluating an investment. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

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COMMENT 2: (Prospectus – Fund Summary – Fees and Expense of the Fund)

Please provide the Staff with a completed fee table and expense example prior to the effective date of the registration statement.

Response:The "Annual Fund Operating Expenses" and "Expense Example" tables for the Fund have been completed and included in the "Fees and Expenses of the Fund" section of the Fund's prospectus. The completed tables are set forth below in the Attachment.

COMMENT 3: (Prospectus—Fund Summary—Principal Investment Strategy)

The Fund's principal investment strategy states that "[t]he Fund invests primarily in equity securities, principally common and preferred stocks of large capitalization companies with a history or prospect of paying stable or increasing dividends, as determined by the Subadviser." Please clarify how the Subadviser determines whether a company has a prospect of paying stable or increasing dividends.

Response:The Subadviser employs a disciplined investment approach that evaluates companies on earnings, free cash flow generation and return of capital priorities including dividends and stock buybacks. The Subadviser uses a bottom-up investment process, employing fundamental and qualitative criteria to identify individual companies for potential investment in the Fund's portfolio. The fundamental research process includes building a financial model, analyzing dividend payout ratio, comparing internal financial projections to consensus estimates analyzing management's publicly communicated return of capital priorities. The Registrant believes the Fund's principal investment strategy, as updated and described in response to Comment 5 below, is adequate.

COMMENT 4: (Prospectus—Fund Summary—Principal Investment Strategy)

The Fund's principal investment strategy states that the Subadviser identifies companies that it believes have "[a]bove average dividend growth, sales growth, earnings growth and free cash flow growth." Please clarify the time period and markets that the Subadviser references in determining whether a company is experiencing above average growth. Please also explain the data

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and analysis considered by the Subadviser when evaluating a company's dividend growth potential and ability to continue to pay dividends.

Response:The Subadviser generally utilizes a 12-18 month forecast. The Registrant notes that the Fund's principal investment strategy, as updated and described in response to Comment 5 below, has been revised to clarify the factors considered by the Subadviser.

COMMENT 5: (Prospectus—Fund Summary—Principal Investment Strategy)

Please revise the disclosure to describe any portfolio construction parameters or limitations applicable to the Fund, including, for example, how many holdings the Fund may have or any limits on the Fund's exposure to certain sectors or geographic regions.

Response:The Registrant has revised the Fund's principal investment strategy as follows:

"Under normal market conditions, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in dividend-paying equity securities. The Fund invests primarily in equity securities, principally common and preferred stocks of large capitalization companies with a history ~~or prospect~~ of paying ~~stable or increasing~~ dividends or as determined by the Subadviser's analysis, the ability to increase dividends in the future.

The Subadviser uses a bottom-up process to identify companies ~~that~~ which meet the Subadviser's fundamental criteria ~~and then performs a qualitative review of each identified company to select companies for inclusion in~~ that evaluates companies on earnings, free cash flow generation and return of capital priorities, including dividends and stock buybacks. In constructing the Fund's portfolio~~. The~~, the Subadviser~~'s research may include interviews and other contact with company management~~ seeks to identify~~. The Subadviser identifies~~ companies that it believes possess the following quantitative and qualitative characteristics:

~~∙Above average dividend growth, sales growth, earnings growth and free cash flow growth;~~

~~∙High current dividend yield;~~

∙~~A strong~~ High quality balance sheet;

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∙~~Superior company management~~ Good stewards of capital;

∙~~Unique market position and broad market opportunities~~ Consistent free cash flow generation; and

~~∙~~Solid financial controls and accounting History of dividend increases.

The Subadviser then performs a qualitative review of each identified company to select companies for inclusion in the Fund's portfolio. Such review may include interviews and other contact with company management. The investment process generally results in a portfolio of 30-50 companies and, from time to time, may result in more substantial investments in particular sectors. Sector allocations are the outcome of the Subadviser's investment process.

The Fund may also invest in other equity securities, including master limited partnerships ("MLPs"), American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). The Fund may also invest in foreign securities (including through ADRs and GDRs), with such investments typically representing less than 35% of the Fund's net assets.

The Subadviser may sell a security if the security reaches or falls below a predetermined price target, a change in the company's fundamentals negatively impacts the Subadviser's original investment thesis, there is a change in the company's dividend policy, or the Subadviser identifies what it believes to be a more attractive investment opportunity."

COMMENT 6: (Prospectus—Fund Summary—Principal Investment Strategy)

Please confirm if the Fund will invest in emerging market securities, and if so, please add disclosure to this effect.

Response:The Fund does not intend to invest in emerging market securities as a principal investment strategy. Accordingly, the Registrant has revised the disclosure under "Additional Information About the Fund's Investments—Principal Investments—Foreign Securities" as follows:

"The Fund may invest in equity securities of foreign developed market companies ~~and emerging market companies~~ as part of its principal investment strategy."

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COMMENT 7: (Prospectus—Fund Summary—Principal Risks)

Please consider revising the "Foreign Securities Risk" to include specific disclosure regarding the risks of investing in depositary receipts.

Response:The Registrant has added the following Depositary Receipts Risk as a principal risk of the Fund:

"Depositary Receipts Risk: Depositary receipts are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the U.S. or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. Depositary receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. Depositary receipts are subject to the risks associated with investing directly in foreign securities."

COMMENT 8: (Prospectus—Fund Summary—Performance)

In the "Fund Summary—Performance" section, in accordance with Form N- 1A, please include a statement to the effect that the Fund's past performance is not necessarily an indication of how the Fund will perform in the future.

Response:The Fund is expected to acquire the assets and known, existing liabilities of the Westfield Capital Dividend Growth Fund (the "Predecessor Fund") on or about May 20, 2022 pursuant to an Agreement and Plan of Reorganization that was approved by the boards of trustees of each of the Registrant and the Predecessor Fund (the "Reorganization"). The Reorganization is subject to approval by the Predecessor Fund's shareholders.

Assuming the Reorganization is approved by the Predecessor Fund's shareholders, the Fund will be the performance and accounting survivor of the Reorganization. Accordingly, the Registrant has revised the disclosure to include the performance information of the Predecessor Fund. The updated performance information is set forth below in the Attachment.

April 8, 2022

COMMENT 9: (Prospectus—Additional Information about the Fund's Investments)

The "Additional Information about the Fund's Investments" section states that the Registrant's Board of Trustees may change the Fund's investment objective without shareholder approval. If shareholders will be given notice of the change, please disclose this.

Response:The Registrant confirms that shareholders will be notified of changes to the Fund's investment objective. The Registrant notes that Form N-1A requires disclosure of whether a fund's investment objective may be changed without shareholder approval, but does not require disclosure of any notice period. Accordingly, the Registrant has not revised the disclosure in response to this comment.

COMMENT 10: (Prospectus—Additional Information about the Fund's Investments)

The "Additional Information about the Fund's Investments" section states that the Fund may invest in convertible securities. Please confirm whether the Fund will invest in any contingent convertible securities, and if so, please add disclosure specifying the extent of the Fund's investment in such securities.

Response:The Registrant confirms that the Fund does not intend to invest in convertible securities, including contingent convertible securities. Accordingly, the Registrant has revised the disclosure under "Equity Securities" as follows:

"Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. The Fund may invest in privately issued equity and securities, common and preferred stocks, warrants, rights to subscribe to common stock, ~~convertible securities, shares of ADRs~~ depositary receipts, and interests in MLPs."

COMMENT 11: (Prospectus—Additional Information about the Fund's Investments)

Please update the disclosure regarding emerging market securities as may be needed. Specifically, please include a discussion of the general risks of political instability in emerging market countries.

April 8, 2022

Response:The Registrant notes that it has revised the disclosure as indicated in the Response to Comment 6 above to remove reference to investing in emerging market securities as a principal investment strategy of the Fund. Nonetheless, the Registrant has revised the disclosure in the sixth paragraph under "Foreign Securities Risks" as follows:

"Investing in securities of non-U.S. companies may entail additional risks especially in emerging countries due to the potential political and economic instability of certain countries. These risks include expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment and on repatriation of capital invested and the imposition of sanctions. Should one of these events occur, the Fund could lose its entire investment in any such country. The Fund's investments would similarly be adversely affected by exchange control regulation in any of those countries."

COMMENT 12: (Prospectus—Additional Information about the Fund's Investments)

Please revise the disclosure related to MLPs as necessary in light of the recent developments in the energy sector.

Response:The Registrant has revised the disclosure in the third paragraph under "Master Limited Partnerships (MLPs)" as follows:

"Although the high yields potentially offered by these investments may be attractive, MLPs have some disadvantages and present some risks. Investors in a partnership or limited liability company may have fewer protections under state law than investors in a corporation. Distribution and management fees may be substantial. Losses are generally considered passive and cannot offset income other than income or gains relating to the same entity. These tax consequences may differ for different types of entities. Many MLPs may operate in certain limited sectors such as, without limitation, energy, natural resources, and real estate, which may be volatile or subject to periodic downturns, including as a result of geopolitical events. Growth may be limited because most cash is paid out to limited partners, unit holders, or members rather than retained to finance growth. The performance of MLPs may be partly tied to interest rates. Rising interest rates, a poor economy, or weak cash flows are among the factors that can pose significant risks for investments in MLPs. Investments in MLPs also may be illiquid at times."

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COMMENT 13: (Prospectus—The Adviser—Harbor Capital Advisors, Inc.)

Please clarify the specific role of the Subadviser in managing the Fund's assets. The Staff notes that the "Adviser" section references non-discretionary subadvisers. Please clarify the role and responsibilities of non-discretionary subadvisers.

Response:The Registrant has revised the disclosure as follows:

"The Adviser may manage funds directly or employ a "manager-of- managers" approach in selecting and overseeing Subadvisers. The Adviser makes day-to-day investment decisions with respect to each fund that it directly manages. ~~Subject to the approval of the Board of Trustees, the Adviser establishes, and may modify whenever deemed appropriate, the investment strategy of each such Fund.~~ In the case of subadvised funds, the Adviser evaluates and allocates each Harbor fund's assets to one or more Subadvisers. ~~Discretionary Subadvisers~~ For Harbor funds that employ a discretionary Subadviser, such as the Fund, the Subadvisers are responsible for the day-to-day management of the assets of the Harbor funds allocated to them. For Harbor funds that employ one or more non- discretionary Subadvisers, the Adviser will make day-to-day investment decisions with respect to each such fund to implement model portfolios provided by the non-discretionary Subadvisers. Subject to the approval of the Board of Trustees, the Adviser establishes, and may modify whenever deemed appropriate, the investment strategy of the Fund. The Adviser also is responsible for overseeing each Subadviser and recommending the selection, termination and replacement of Subadvisers."

COMMENT 14: (Prospectus—The Adviser—Harbor Capital Advisors, Inc.)

Please provide the period of the shareholder report that will contain the factors considered by the Board of Trustees when approving the investment advisory agreement for the Fund.

Response:The Registrant has revised the disclosure as follows:

"A discussion of the factors considered by the Board of Trustees when approving the investment advisory and investment subadvisory agreements of

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the Fund will be available in the Fund's ~~semi-~~annual report to shareholders for the twelve-month period ending October 31, 2022."

COMMENT 15: (Prospectus—Shareholder Information—Valuing Fund Shares)

The "Valuing Fund Shares" section states that "[o]n holidays or other days when the NYSE is closed, the NAV is not calculated and the Fund does not transact purchase or redemption requests. Trading of securities that are primarily listed on foreign exchanges may take place on weekends and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's shares may be significantly affected on days when a shareholder will not be able to purchase or sell shares of the Fund." Please add disclosure stating that such circumstances may result in differences between the market price of the Fund's shares and the underlying value of the Fund's portfolio.

Response:The Registrant has revised the disclosure as follows:

"On holidays or other days when the NYSE is closed, the NAV is not calculated and the Fund does not transact purchase or redemption requests. Trading of securities that are primarily listed on foreign exchanges may take place on weekends and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's shares may be significantly affected on days when a shareholder will not be able to purchase or sell shares of the Fund. Such circumstances may result in differences between the market price of the Fund's shares and the underlying value of the Fund's portfolio."

COMMENT 16: (Prospectus—Shareholder Information—Buying and Selling Shares)

Please confirm that no Rule 12b-1 fees will be charged to the Fund for at least one year following the effectiveness of the Fund's registration statement.

Response:The Registrant so confirms.

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COMMENT 17: (SAI—Additional Policies and Investment Techniques)

The "Additional Policies and Investment Techniques" section states that the Fund is non-diversified. The Staff notes, however, that there is no disclosure in the Prospectus relating to the Fund being non-diversified. Please confirm the Fund's diversification policy and revise the disclosure accordingly.

Response:The Registrant confirms that the Fund is diversified and has revised the disclosure accordingly.

COMMENT 18: (SAI—Fundamental Investment Restrictions)

Please confirm whether the first fundamental investment restriction listed in the SAI relating to the Fund being diversified should in fact be a fundamental investment restriction for the Fund.

Response:The Registrant confirms that the Fund is diversified and that the first fundamental investment restriction is applicable for the Fund.

COMMENT 19: (SAI—Fundamental Investment Restrictions)

The "Fundamental Investment Restrictions" section states that "privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry." Please remove such disclosure as it is the Staff's view that privately issued mortgage-backed securities should be considered as a separate industry for purposes of testing compliance with the Fund's concentration policy.

Response:The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the "U.S. Government") have not historically been considered by the Commission to be an industry for purposes of a fund's industry concentration policy. Each Fund treats

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mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

COMMENT 20: (SAI—Fundamental Investment Restrictions)

The "Fundamental Investment Restrictions" section states that "[t]he percentage limitations and absolute prohibitions with respect to Elective Investment Restrictions are not applicable to the Fund's acquisition of securities or instruments through a Voluntary Action." Please clarify whether such actions will not violate the Fund's investment restrictions, fundamental or otherwise, including with respect to borrowing.

Response:The Registrant notes that participation in such actions will not violate the Fund's investment restrictions, provided they are not fundamental restrictions or otherwise imposed by the Investment Company Act, the Internal Revenue Code, or related regulations. For clarity, the Registrant has revised the disclosure as follows:

From time to time, the Fund may voluntarily participate in actions (for example, rights offerings, conversion privileges, exchange offers, credit event settlements, etc.) where the issuer or counterparty offers securities or instruments to holders or counterparties, such as the Fund, and the acquisition is determined to be beneficial to Fund shareholders ("Voluntary Action"). ~~Notwithstanding any percentage investment limitation listed above or any percentage investment limitation of the Investment Company Act or rules thereunder, if the Fund has the opportunity to acquire a permitted security or instrument through a Voluntary Action, and the Fund will exceed a percentage investment limitation following the acquisition, it will not constitute a violation if, prior to the receipt of the securities or instruments and after announcement of the~~

April 8, 2022

~~offering, the Fund sells an offsetting amount of assets that are subject to the investment limitation in question at least equal to the value of the securities or instruments to be acquired.~~ Unless otherwise indicated, all percentage limitations on Fund investments (as stated throughout this Statement of Additional Information or in the Prospectuses) that are not (i) specifically included in the above section or (ii) imposed by the Investment Company Act, rules thereunder, the Code or related regulations (the "Elective Investment Restrictions"), will apply only at the time a transaction is entered into ~~unless the transaction is a Voluntary Action~~. ~~In addition and notwithstanding the foregoing, for~~ For purposes of this policy, certain Non-Fundamental Investment Restrictions, as noted below, are also considered Elective Investment Restrictions. The percentage limitations and absolute prohibitions with respect to Elective Investment Restrictions are not applicable to the Fund's acquisition of securities or instruments through a Voluntary Action.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron Stephanie A. Capistron

Cc:	Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Meredith S. Dykstra, Esq.
Harbor ETF Trust
Christopher P. Harvey, Esq.
Dechert LLP

April 8, 2022

Attachment

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses1,2	0.00%
Total Annual Fund Operating Expenses	0.50%

1Pursuant to the Investment Advisory Agreement, the Adviser pays all of the operating expenses of the Fund, except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund's 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers' commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business.

2"Other Expenses" are based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

One	Three	Five	Ten
Year	Years	Years	Years
$51	$160	$280	$628

Dechert
LLP

Performance

The Fund acquired the assets and assumed the then existing known liabilities of the Predecessor Fund on or about May 20, 2022, and the Fund is expected to be the performance successor of the reorganization. This means that the Predecessor Fund's performance and financial history will be used by the Fund going forward from the date of reorganization. In the reorganization, former shareholders of the Predecessor Fund received shares of the Fund. Accordingly, the performance of the Fund for periods prior to the reorganization is the performance of the Predecessor Fund and the performance shown in the bar chart and performance table for periods prior to July 26, 2013 is the performance of a private investment vehicle that predated the Predecessor Fund. The private investment vehicle was managed by the Subadviser using investment policies, objectives and guidelines that were in all material respects equivalent to the management of the Fund and Predecessor Fund. However, the private investment vehicle was not a registered investment company and so it was not subject to the same investment and tax restrictions as the Fund and Predecessor Fund. If it had been, its performance may have been lower. The performance of the Predecessor Fund has not been restated to reflect the annual operating expenses of the Fund, which are lower than those of the Predecessor Fund. Because the Fund has different fees and expenses than the Predecessor Fund, the Fund would also have had different performance results.

The following bar chart and tables are intended to help you understand the risks and potential rewards of investing in the Fund. The bar chart shows how the performance of the Fund has varied from one calendar year to another over the periods shown. The table shows how the Fund's average annual total returns compared to the returns of the Fund's benchmark index and other comparative indices, which include securities with investment characteristics similar to those held by the Fund. Please note that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. To obtain updated performance information please visit the Fund's website at harborcapital.com or call 800-422-1050.

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